UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

American Rebel Licensing NIL I, Inc.

Legal status of issuer

 Form

 C Corporation

 Jurisdiction of Incorporation/Organization

 Nevada Corporation

 Date of organization

 February 18, 2026

Is there a co-issuer? _____ yes __X__ no.

Physical address of issuer

218 3rd Avenue North, #400, Nashville, Tennessee 37201

Website of issuer

https://americanrebelbeer.com/

Name of intermediary through which the offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $29,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Class B Non-Voting Common Stock

Target number of Securities to be offered

20,290 shares

Price (or method for determining price)

$0.50

Target offering amount

$10,500.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)

$5,000,000

Deadline to reach the target offering amount

March 31, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees

2

	As of March 31, 2026
Total Assets	$ 173,770
Cash & Cash Equivalents	$ 170,770
Accounts Receivable	0
Short-term Debt	$183,250
Long-term Debt	0
Revenues/Sales	0
Cost of Goods Sold	0
Taxes Paid	0
Net Income	($15,346)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: <mark>PPT</mark>
EXHIBIT E: Subscription Agreement
EXHIBIT F: Video Script

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 14, 2026



American Rebel Licensing NIL I, Inc.
https://americanrebelbeer.com/

Up to $5,000,000 of Class B Non-Voting Common Stock at $0.50 per share
Minimum Target Amount $10,500.00, including an aggregate $175,000 in Investor Fees

COMPANY, ("American Rebel Licensing NIL I, Inc.", the "Company," "we," "us", "Issuer" or "our"), is offering up to $5,000,000 worth of Class B Non-Voting Common Stock of the Company (the "Securities" or "Shares") at a price of $0.50 per Share. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,500 (the "Target Amount") (collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by March 31, 2027 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after March 31, 2027. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $50.00. Additionally, investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to 3.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $50.00 minimum investment amount per investor. The Intermediary will receive a cash commission on this fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Investment Incentives and Perks*
We are offering our investors perks and rewards for being a stockholder that include combined equity and reward tiers based on the amount of investment.

Time-Based Bonus Shares
To reward early participants in this Offering, we are offering time-based Bonus Shares for investments (signed subscription agreement and payment must be received by the Company).

	Funded Investment Amount Received By:*	**Bonus Shares of Class B Non-Voting Common Stock****
First Month	11:59 pm Pacific Standard Time on June 13, 2026	15%
Second Month	Commences at 12:00 am Pacific Standard Time on June 14, 2026 and continues through 11:59 pm Pacific Standard Time on July 13, 2026	10%
Going Forward	Investments made after 12:00 am Pacific Standard Time on July 14, 2026 through the Offering Termination Date	5%

     * For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the

Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

** Bonus shares of Class B Common Stock shall have the same terms as the Class B Non-Voting Common Stock issued in the Offering.

Volume-Based Perks
Every tier gives you ownership + perks:

Investment Level	Bonus Shares	Perks (1)
$1,000 - $4,999	2.5%	• 1 Poster • 1 Hat • 1 T-shirt • VIP Invite to the American Rebel Christmas Party at Kid Rocks, Nashville TN
$5,000 - $9,999	5%	• 1 Poster • 1 Hat • 1 T-shirt • 4 Beer Glasses • 1 Beer Cooler • VIP Invite to the American Rebel Christmas Party at Kid Rocks, Nashville TN
$10,000 - $24,999	8%	• 2 Posters

Investment Level	Bonus Shares	Perks (1)
		• 2 Hats • 2 T-shirts • 8 Beer Glasses • 1 Beer Cooler • VIP Invite to the American Rebel Christmas Party at Kid Rocks, Nashville TN
$25,000 - $49,999	10%	• 2 Posters • 2 Hats • 2 T-shirts • 8 Beer Glasses • 1 Beer Cooler • 1 Limited and Numbered 250th Anniversary 12-Pack Guitar • VIP Invite to the American Rebel Christmas Party at Kid Rocks, Nashville TN
$50,000 - $99,999	12%	• 2 Posters • 2 Hats

Investment Level	Bonus Shares	Perks (1)
		• 2 T-shirts • 8 Beer Glasses • 1 Beer Cooler • 1 Limited and Numbered 250th Anniversary 12-Pack Guitar • VIP Invite to the American Rebel Christmas Party at Kid Rocks, Nashville TN • Accommodations for the Christmas Party (4 people, 2 rooms, 1 night)
$100,000+	15%	• 4 Posters • 4 Hats • 4 T-shirts • 16 Beer Glasses • 2 Beer Coolers • 2 Limited and Numbered 250th Anniversary 12-Pack Guitars • VIP Invite to the American Rebel Christmas Party at Kid Rocks, Nashville TN

Investment Level	Bonus Shares	Perks (1)
		• VIP Dinner at Detroit Cowboy • VIP Night on the town in Nashville • Accommodations for the Christmas Party / Nashville trip (8 people, 4 rooms, 2 nights)

      (1) Subject to change at the Company's sole option.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Multiple investments may be aggregated to determine whether the funded investment amount threshold has been met for a Volume-based perk. . All perks occur when the offering is completed. Bonus Shares will be the same class (Series B Common Stock) and terms as the Shares being offered. All perks, if mailed or emailed, will be sent to the address and/or email provided by the investor when filling out its subscription agreement on our investor portal. Time and amount based perks can be stacked together. No fractional Bonus Shares will be issued – all Bonus Shares will be rounded down to the nearest whole Share. The Company may amend its Bonus Share/perk amounts and policies at any time without notice to or consent for investors.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

COMPANY OVERVIEW

American Rebel Licensing NIL I, Inc. ("AR Licensing I" or the "Company") is a new wholly-owned subsidiary of American Rebel Holdings, Inc. ("AR Holdings") that will serve as an intellectual property and brand licensing arm for the AR Holdings. The immediate impetus for this move is the AR Holding's recent entry into the alcoholic beverage market with American Rebel Light Beer, a premium domestic light lager introduced in 2024. In late 2023, AR Holdings established American Rebel Beverages, LLC ("AR Beverages") as a wholly-owned subsidiary to hold alcohol licenses and operate the beer business.

American Rebel Light Beer, produced in partnership with AlcSource, has been positioned as an extension of the American Rebel lifestyle brand. Given the success and growth potential of this venture, management sees an opportunity to centralize brand management and licensing revenues under a dedicated entity. The beer industry in the United States is a more than $110 billion dollar market.

American Rebel Light Beer is brewed for patriots who love their country, American Rebel Light Beer is a premium domestic light lager—crisp, clean, all-natural, and bold—crafted for beer drinkers who want full-flavor refreshment with a lighter feel. With approximately 100 calories, 3.2g of carbohydrates, and 4.3% ABV per 12 oz serving, American Rebel Light is brewed without corn, rice, or added sweeteners that are common in many mass-produced light beers. American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. Since its launch in April 2024, American Rebel Light Beer has rolled out in 18 states and continues to expand nationwide as America's Patriotic, "healthy-for-you" light beer brewed for patriots who love this country. Anchored by its signature brand statement "America's Patriotic, God-Fearing, Constitution-Loving, National Anthem-Singing, Stand-Your-Ground Beer," it celebrates freedom, Life, Liberty, and the pursuit of the American Dream, inspiring consumers to Stand Tall, Stand Proud, Be Loud. American Rebel Light Beer has executed distribution agreements with top-tier partners in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi, Minnesota, Arkansas, Pennsylvania, Massachusetts, West Virginia and most recently Alabama.

We believe American Rebel is boldly positioning itself as "America's Patriotic Brand" in a time when national spirit and American values are being rekindled and redefined. The typical American Rebel customer loves their family, their country and their community. We believe the time is right for American Rebel Light, we believe we have the right expertise, and we believe we have the right brand. We believe recent trends have revealed that beer consumers want to express their values through their choice of beer. We believe that American Rebel Light will have a receptive target audience for our product. American Rebel Light Beer is the first product introduced on a regional basis through the Company's Distribution First Strategy. Consumers continue to register their email addresses at www.AmericanRebelBeer.com to be notified when American Rebel Light is available in their local market. In February of 2025, we began offering American Rebel Light online in 40 US States through our website.

BUSINESS MODEL

We formed AR Licensing I as a separate subsidiary to allow AR Holdings to protect and monetize its intellectual property more effectively. By housing trademark rights and licensing agreements in a distinct entity (often referred to as an IP holding company or "IPCo"), the Company can ring-fence its valuable brand assets from operating liabilities and streamline licensing arrangements. Management believes that this structure provides several advantages:

- *Asset Protection & Control:* AR Licensing I holds the "American Rebel" trademark licensing rights, safeguarding the brand from potential operational risks in the manufacturing or distribution businesses. Any litigation or creditor issues arising in operating subsidiaries (such as the safes or beer businesses) would be less likely to jeopardize the core IP assets.

- *Revenue Generation:* AR Licensing I can generate a steady, high-margin revenue stream through licensing fees and royalties. By licensing the brand to operating units (and potentially third parties in the future), the Company turns its brand equity into a direct source of income. AR Holdings will participate in these revenues through a structured royalty-share arrangement (detailed below), creating additional value for shareholders without heavy capital investment.

- ***Tax & Structural Efficiency:*** Royalty payments and intercompany fees create potential tax planning benefits and a clear paper trail for the use of the brand. In many cases, licensing subsidiaries can improve overall tax efficiency and facilitate partnerships or eventual asset sales by cleanly delineating IP value. While specific tax treatment will be evaluated by the Company's tax advisors, the separate subsidiary provides flexibility for future structuring (e.g. if the beverage business attracts outside investment, the brand license can be managed independently).

- ***Focus and Brand Development:*** Dedicating a team (or at least corporate attention) to AR Licensing I means focused management of the American Rebel brand across all product categories. This entity's mission will be to grow brand equity and ensure consistency in how the name is used, whether on safes, apparel, beer, or other consumer products. It can invest in marketing initiatives, brand collaborations, and new licensing opportunities on behalf of the parent company and its subsidiaries. For example, AR Licensing I might fund cross-promotional campaigns that benefit both the safe business and the beer business, amplifying "American Rebel" as "America's Patriotic Brand" (a positioning the Company is already cultivating).

The creation of AR Licensing I is a strategic move to leverage American Rebel's brand power. It transforms AR Holdings' role into that of a franchisor/licensor in addition to an operator. This approach is expected to unlock value by monetizing the brand in new ways (royalties, licensing deals) while protecting the integrity and legal ownership of the trademark.

REVENUE SOURCES

AR Licensing I will sit between AR Holdings (the IP owner) and the operating business units, initially facilitating the licensing of the American Rebel name for the beer product. The **key arrangements and financial terms** are as follows:

- **Trademark License (Parent to Subsidiary):** AR Holdings has granted AR Licensing I a license to use the *"American Rebel"* name and trademarks in the alcohol beverage category (initially focusing on beer). The license is **exclusive** for this category, meaning AR Holdings will not license the brand to any other entity for alcoholic beverages. The term of the license is **10 years**, with automatic renewal for up to **four additional 5-year terms** (5+5+5+5 years) unless terminated, allowing a maximum of 30 years. This ensures AR Licensing I has a long-term horizon to develop the brand in beverages. **No royalty** will be paid by AR Licensing I to AR Holdings for this license – it is a **royalty-free grant**. Instead, AR Holdings will receive **20% of AR Licensing I's gross proceeds** as an override. AR Holdings retains ownership of all trademarks and will impose standard **quality control provisions** in the license agreement to protect the brand (the licensee must adhere to brand guidelines and product quality standards) with the licensor retaining inspection and approval rights.

- **Sublicense to Operating Subsidiary (Beer License Agreement):** AR Licensing I has **sublicensed** the American Rebel brand to American Rebel Beverages, LLC for use on the flagship beer product (and any future beer variants). AR Beverages will continue to handle production, sales and distribution of the beer, but now as a **licensee** of the brand. The sublicense agreement defines the permitted uses of the trademarks (e.g. branding on beer cans, merchandise, advertising) and ensure AR Beverages complies with all quality and marketing standards set by the brand owner. In return, AR Beverages will pay AR Licensing I a **usage-based royalty**: **$0.005 per individual unit (can or bottle) of beer sold, or $0.12 per case of 24**. This per-unit royalty applies to all product configurations (regardless of package size, beer formula, or flavor). To **ensure a baseline income**, a **minimum guaranteed royalty** of **$500,000 per calendar year** is established.

- **Royalty Payment Schedule:** On an annual basis, AR Beverages will owe at least $500,000 in royalties (if per-unit sales royalties do not reach that amount). Payments will be made quarterly.   Specifically, **each year $100,000 is due by February 15** (an upfront license fee) and the remaining amount is paid in **four quarterly installments**, due **45 days after the end of each quarter**. Each quarterly payment will equal the greater of *(a)* the prorated minimum for that quarter or *(b)* the actual calculated royalty for units sold in that quarter.

- **Initial Year Concessions (2026):** Recognizing that 2024-2025 saw the regional launch of the beer and 2026 will be a scale-up year, the Company is building in **temporary royalty relief for 2026** to support the product's growth. For the calendar year 2026, AR Licensing I will **defer or reduce certain payments** from AR Beverages: the $100,000 annual fee due Feb 15, 2026 will be **deferred (not collected)**, and the Q1 and Q2 2026 quarterly royalties will each be **capped at $50,000** (even if actual sales would warrant a higher payment, AR Beverages will only pay $50k for those quarters).

- **Intercompany Loan Arrangement:** To compensate AR Licensing I for the deferred royalties in 2026, AR Beverages has extended a **loan** to AR Licensing I. The proposed terms are a **principal amount of $200,000** with a **3-year term**. The loan will carry a **5% annual interest rate**. Importantly, **no payments will be due on the loan until January 1, 2027** (interest will accrue during 2026 but AR Licensing I will not have to make any interest or principal payments that year). Starting in 2027, the loan will be amortized over its remaining term with **monthly principal and interest payments** sufficient to fully repay by the end of 2028 (if a 3-year term).

- **Conversion Feature:** A unique feature of this loan is that **AR Licensing I (the borrower)** has the **exclusive right to convert** any or all of the outstanding loan balance into an equity ownership interest in American Rebel Beverages, LLC. The conversion would be at **the current valuation of AR Beverages** at the time of conversion, as verified by a qualified independent third-party valuation or as mutually agreed by the parties. This effectively gives AR Licensing I a **call option on equity** in the operating beer business.

- **Revenue Sharing with Parent:** Although AR Holdings is not charging a direct royalty to AR Licensing I for the master trademark license, it will derive income from AR Licensing I through a **revenue sharing agreement**. AR Holdings shall be entitled to **20% of the gross proceeds** of AR Licensing I. In practice, AR Licensing I's gross proceeds will primarily consist of the royalties it receives from AR Beverages (and in the future, potentially royalties from other licensees if new deals are made).

- **First Right of Refusal for New Licenses:** Looking beyond the beer category, AR Holdings is granting AR Licensing I a **10-year first right of refusal (FRR)** on any licensing opportunities for the *"American Rebel"* brand in other product categories or services. This means if any third party or another division of the company approaches AR Holdings to license the brand (for example, a manufacturer of ammunition, apparel, energy drinks, or any other consumer product using the name "American Rebel"), AR Licensing I will have the first opportunity to take on that licensing arrangement.

COMPETITORS AND INDUSTRY

The Beer industry in the United States is highly competitive due to large domestic and international brewers and the increasing number of craft brewers and craft distilleries in this category who distribute similar products that have similar pricing and target beer drinkers. The two largest brewers in the United States, AB InBev and Molson Coors, participate actively in mass appeal beer offerings as well as the High End and Beyond Beer categories, through numerous hard seltzers, flavored malt beverages, and spirit RTDs from existing beer brands or new brands, importing and distributing import brands, and with their own domestic specialty beers, either by developing new brands or by acquiring, in whole or part, existing brands. Imported beers, such as Corona®, Heineken®, Modelo Especial® and Stella Artois®, continue to compete aggressively in the United States and have gained market share over the last ten years. All of these companies have substantially greater financial resources, marketing strength and distribution networks than the Company. We believe our brand positioning will present opportunities for us to compete in this crowded marketplace. American Rebel won't be all things to all people; but we do believe we can be important to a large potential market.

Market size & growth

The U.S. beer market in 2023–2024 was estimated at $118 to $122 billion annually (Source: Beer Institute, Brewers Association, Statista), with non-craft light, regular, and import beers accounting for more than $93 billion. Light beer alone represents between 43% to 50% of total U.S. beer consumption, equivalent to approximately 2.6 to 3.0 billion gallons annually.

Key light beer brands currently include:

- Busch Light®

- Michelob Ultra®

- Miller Lite®

- Coors Light®

- Bud Light®

However, recent consumer sentiment has created a clear void in the domestic light beer market. Consumers are increasingly seeking alternatives—brands that reflect their values, support U.S. manufacturing, and are positioned as "healthier" or "Better For You" without compromising on taste or authenticity. American Rebel Light Beer directly addresses this underserved segment with:

- A strong Patriotic identity

- All-natural ingredients sourced from the USA

- A lifestyle-focused brand message

- A lighter, "Better For You" profile

This product is positioned similarly to other recent beverage market disruptors such as Black Rifle Coffee Company®, Poppi®, and Liquid Death®, which successfully scaled by targeting emotionally connected consumers underserved by legacy brands.

This opportunity is supported by: We believe American Rebel Light Beer is on a pathway to become a major national brand. Achieving even a modest 1% market share of the domestic light beer market would translate to an estimated $500 million to $585 million in annual revenue.

- An established partnership with a leading U.S. co-packer capable of producing over 230 million cases per year.

- Distribution already secured in over 10 U.S. states with top-tier retail and on-premise partners.

- A scalable marketing and logistics infrastructure designed to support national expansion.

GROWTH STRATEGY

Our multi-faceted growth strategy positions American Rebel for long-term success by:

- Leveraging the legacy of the American Rebel Brand to expand in a large and growing market.

- Capitalizing on a generational opportunity to disrupt the U.S. light beer market with a values-driven, scalable brand.

We believe we are building more than a product portfolio—we are building a platform for American consumers who want quality, authenticity, and patriotism reflected in the brands they support. Our approach is rooted in strategic execution, operational excellence, and delivering long-term shareholder value.

STRATEGIC GROWTH OPPORTUNITY IN CROWDED BEER LANDSCAPE

The U.S. beer industry remains intensely competitive, dominated by large domestic and global brewers such as AB InBev and Molson Coors, along with an ever-expanding roster of craft brewers. These players are continuously innovating across traditional and specialty categories—from hard seltzers and flavored malt beverages to spirit-based RTDs and global import brands like Corona®, Heineken®, Modelo Especial®, and Stella Artois®.

Despite their scale and resources, American Rebel Light Beer is carving out a distinct and powerful space in the market by doing what others can't: pairing bold patriotic branding with an authentic "better-for-you" beer experience. Brewed with all-natural ingredients—free of added corn, rice, and synthetic sweeteners—American Rebel Light Beer aligns with a growing consumer demand trend. Several leading U.S. consumer product companies have recently announced new SKUs aimed at clean-label lifestyles, and our existing formula already meets this demand head-on.

We believe American Rebel's value proposition extends well beyond shelf space:

- Patriotic Branding with National Resonance: Connecting emotionally with a large base of proud, God-fearing, Constitution-loving beer drinkers who want their values reflected in what they consume.

- Clean Ingredient Label: Our light lager offers a crisp and natural profile at roughly 100 calories and 3.2 carbs per 12 oz pour—appealing to active lifestyle consumers looking for a cleaner alternative.

- Accelerating Distribution Network: Our growth with respected independent retailers and premium chain partners gives us increasing visibility and momentum across diverse markets.

- Cultural Relevance in High-Impact Channels: From motorsports and music festivals to televised ad campaigns and grassroots events, we meet our target demographic where they gather—and invite them to "Rebel Up."

American Rebel won't be all things to all people, and that's by design. But in an industry saturated with sameness, we're offering something bold, clear, and timely—and we believe that's the kind of differentiated message that will win in today's market, that includes:

- ***Distinctive Patriotic Brand Identity.*** American Rebel has cultivated a bold, recognizable brand rooted in patriotism, personal security, and quintessential American values. Whether through advanced, American-made safes or apparel and accessories, we deliver products that reflect the beliefs of our customers — protecting loved ones, standing firm for the Constitution, and celebrating freedom. Our safes are equipped with improved designs, modern features, and accessory integration that offer peace of mind and performance.

- ***Beer That Reflects Values — and Consumer Demand.*** In the beverage space, our American Rebel Light Beer was created to serve a massive yet underserved market segment: consumers seeking a clean, high-quality beer that also reflects their values. Our can boldly proclaims what others don't: God-Fearing, Constitution-Loving,

National Anthem Singing, and 'Stand Your Ground' Strong. At the same time, our formula gives us a competitive edge. Brewed with all-natural ingredients — and none of the additives commonly found in mass-market beers like corn, rice, or sweeteners — it aligns perfectly with the trend sweeping consumer packaged goods, where legacy brands are now introducing SKUs that eliminate these ingredients. We're already there.

CUSTOMERS:

In the beverage alcohol industry, the regulatory framework governing the sale and distribution of beer is fundamentally different from that of most consumer goods categories. Under the **three-tier system** mandated by law across the United States, alcohol producers are legally prohibited from selling directly to retailers or consumers. Instead, all product must flow through a licensed, independent wholesale distributor operating within each respective state. This structure — established at the state level following the repeal of Prohibition — means that American Rebel Beer's primary commercial customers are its wholesale distribution partners, not end consumers or retail accounts.

American Rebel has built its go-to-market approach around what the Company calls its **Distribution First** strategy — a deliberate effort to establish contracted, committed distribution relationships in key markets before focusing on consumer-facing brand activation. This strategy prioritizes securing the right distribution infrastructure as the foundational prerequisite for sustainable commercial growth. By locking in distributor partnerships ahead of broad marketing investment, American Rebel ensures its products have a clear, legally compliant, and operationally supported path to retail shelves and on-premise accounts in each state it enters.

As of the date of this offering, American Rebel has established **33 fully contracted wholesale distribution relationships** across **18 states**, as listed below:

Distributor	State
Gulf Distributing (ALL OF ALABAMA)	AL
C&C	AR
Dichello	CT
North Florida Sales	FL
Tri Eagle Sales	FL
Wayne Densch	FL

Distributor	State
Gold Ring Gulf	FL
Mahaska	IA
Working Distributors	IN
Zink Distributing	IN
Standard Beverage	KS
Clark KY	KY
Stagnaro	KY
Commercial	MA
C&L Distributing	MN
MO Eagle	MO
Will Fischer	MO
Clark MS	MS
Adams	NC
Bud of Asheville	NC
BonBright	OH
Tremonte	OH
Ace Distributing	PA
Banko	PA
Mid-State	PA
Muller Distributing	PA

Distributor	State
Wilson McGinley	PA
Best Brands	TN
Lawrence	VA
Valley	VA
Jefferson Distributing	WV
Northern Eagle	WV

American Rebel's Distribution First strategy reflects the Company's understanding that in the regulated beverage alcohol industry, distribution access is a competitive moat. Securing committed wholesale partners in advance creates demand certainty, enables retailer sell-in, and positions the brand for scalable, state-by-state market expansion.

OUR CORPORATE HISTORY AND STRUCTURE

The Company was incorporated in Nevada on February 18, 2026, by parent company American Rebel Holdings, Inc. the owner of the American Rebel brand. On February 24, 2026, the founders executed subscription agreements totaling 50 million shares of Class A Common Stock and 200,000 shares of Class C Common Stock for $5,020 in aggregate consideration.

The Company has no subsidiaries. The Company will serve as an intellectual property and brand licensing arm for the AR Holdings. The immediate impetus for this move is the AR Holding's recent entry into the alcoholic beverage market with American Rebel Light Beer, a premium domestic light lager introduced in 2024. In late 2023, AR Holdings established American Rebel Beverages, LLC ("AR Beverages") as a wholly-owned subsidiary to hold alcohol licenses and operate the beer business. American Rebel Light Beer, produced in partnership with AlcSource, has been positioned as an extension of the American Rebel lifestyle brand. Given the success and growth potential of this venture, management sees an opportunity to centralize brand management and licensing revenues under a dedicated entity.

CORPORATE MILESTONES

02-18-2026   Nevada charter filed.

02-24-2026   Founders' subscriptions closed.

04-01-2026	Company entered into a Trademark License Agreement with AR Holdings; whereby the Company was granted the rights to use and sublicense the "American Rebel" brand name, trademarks, logos, and associated goodwill in connection with alcoholic beverages (specifically beer).
04-01-2026	Company entered into a Sublicense Agreement with American Rebel Beverages, LLC, to license the "American Rebel" name.
04-01-2026	Company entered int a Intercompany Loan Agreement between AR Licensing I (as Borrower) and AR Beverages, LLC (as Lender), to document the financial arrangement concerning the deferred 2026 royalties, in the form of a 5% Three Year Loan Agreement (or Convertible Promissory Note) in the amount of $200,000.
05-14-2026	Reg CF Form C filed (this offering).

GROWTH STRATEGY & ALLOCATION OF FUNDS

Growth Strategy

Out multi-faceted growth strategy positions the Company for long-term success by:

- Leveraging the legacy of the American Rebel Brand to expand in a large and growing market.

- Capitalizing on a generational opportunity to disrupt the U.S. light beer market with a values-driven, scalable brand.

We believe we are building more than a product portfolio—we are building a platform for American consumers who want quality, authenticity, and patriotism reflected in the brands they support. Our approach is rooted in strategic execution, operational excellence, and delivering long-term shareholder value.

Our growth strategy will:

- Build on AR Beverages' established partnership with a leading U.S. co-packer capable of producing over 230 million cases per year.

- Expand AR Beverages distribution beyond the current 18 U.S. states with top-tier retail and on-premise partners.

- Utilize a scalable marketing and logistics infrastructure designed to support national expansion.

Allocation of Funds*

Category	% of Raise
Installations/Activation/Branding	20%
Inventory	33%
Staffing	13%
Content Creation	10%
Digital Advertising	10%
Trade Shows	10%
Product Development	4%

MANAGEMENT

The Team

As of the date of this offering, we have 2 active Employees (Charles A. Ross, Jr. and Corey Lambrecht). None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

American Rebel is led by a deeply experienced executive team with proven track records in public company governance, brand development, and operational scale.

Charles A. "Andy" Ross, Jr. - Our founder and Chief Executive Officer continues to be a driving force behind our brand's expansion and product focus—fusing patriotism, personal freedom, and bold identity into every corner of the Company. His vision for American Rebel has shaped a product suite that resonates with customers nationwide.

Corey Lambrecht - Our President and Chief Operating Officer brings extensive public company leadership, financial strategy, and operational acumen to the team. His success spans uplisting companies to major exchanges, negotiating complex financial and legal agreements, and scaling businesses into national brands with nine-figure revenue. Corey's oversight ensures that American Rebel maintains fiscal discipline, retail alignment, and strategic velocity across all divisions—from safes to beverages.

Darin Fielding – Interim Chief Accounting Officer for AR Holdings and CFO of Champion Safe will assist us to fortify our financial oversight and compliance. Mr. Fielding adds deep public accounting expertise and audit experience. His background in regulatory standards and financial controls strengthens our commitment to transparency and governance, aligning with institutional investor expectations.

James "Todd" Porter – Mr. Porter, who is the primary party running AR Beverages, is a seasoned alcohol beverage executive with extensive experience across the Midwestern and Southern U.S.—our priority regions for rollout. Todd's hands-on knowledge of market dynamics, distributor partnerships, and retail activation in core territories strengthens our go-to-market strategy and consumer engagement around American Rebel Light Beer.

This team blends visionary thinking with operational depth, positioning American Rebel for long-term scalability, category leadership, and durable brand relevance. In partnership with Associated Brewing, our launch into beverages is supported by turnkey production and national supply capabilities, allowing us to accelerate reach without compromising quality or brand integrity.

OFFICERS AND DIRECTORS

<u>Executive Officers</u>

Charles A. Ross, Jr., Chief Executive Officer, Executive Chairman and Director

Mr. Ross is currently the Company's Chief Executive Officer, Executive Chairman and a Director. He is also CEO and a Director of the parent company, American Rebel Holdings Inc. He is responsible for all duties required of a corporate officer and the development of the business. From December, 2014 through April, 2021, Mr. Ross served as the sole officer and as a director of American Rebel, Inc. He now currently serves as its Secretary, Treasurer and as a director. American Rebel, Inc. has developed a product line of concealed carry products. Prior to American Rebel, Inc. Mr. Ross founded several companies including Digital Ally, Inc. (a Nasdaq listed company, NASDAQ: DGLY), which he established in 2004. In addition to his entrepreneurial accomplishments, Mr. Ross served as the host of his own television sporting show, *Maximum Archery World Tour*, where he bow hunted all over the world which included traditional bow hunts and bow hunting of the world's most dangerous game. *Maximum Archery World Tour* evolved into his new television show, *American Rebel*, which features Mr. Ross's music, patriotism, his support of the 2nd Amendment and celebrates the "American Rebel Spirit" in all of us. Mr. Ross professionally released three compact disks ("CDs") and his popular song "American Rebel" has become the theme song for American Rebel and other American Rebel theme properties.

Corey Lambrecht, President, Chief Operating Officer and Director

Mr. Lambrecht currently serves as our President, Chief Operating Officer and a director. Mr. Lambrecht is a public company executive with more than 25 years of experience in strategic acquisitions, corporate turnarounds, capital raising, new business development, pioneering consumer products, corporate licensing, interactive technology services, day-to-day business operations, board communication and investor relations. He is a Certified Director from the UCLA Anderson Graduate School of Management accredited Directors program. Since May 2025, he has also served as a Strategic Advisor to First American Nuclear Co. Earlier in his career, Mr. Lambrecht was instrumental in arranging the financing for the 2001 acquisition of Smith & Wesson by Saf-T-Hammer Corp. and later served as Executive Vice President of Smith & Wesson, President of Licensing and President of Advanced Technologies. He was also a pre-IPO founder of Premium Cigars International and a pre-IPO investor in LifeLock. He also serves as President, Chief Financial Officer and a director of SinglePoint Inc. From 2007 through 2023, he served as an independent director of Orbital Infrastructure Group, Inc., a former Nasdaq-listed company. He served on the board of HippoFi, Inc. from July 2016 through December 2019, previously served as a board member of Lifestyle Wireless, Inc., which merged with SinglePoint in 2012, served on the board of Guardian 8 Holdings from December 2011 through early 2016, and served as President and Chief Operating Officer of Earth911 Inc., a subsidiary of Infinity Resources Holdings Company, from 2010 through 2013. As part of his board service, Mr. Lambrecht has served as Audit Committee Chairman, Compensation Committee Chairman and has led several M&A committees.

<u>Non-Employee Directors</u>

Michael Dean Smith, Director

Mr. Smith is also a Director of the parent company, American Rebel Holdings Inc. Since 2017, Mr. Smith has been a Vice President of Industrial Maintenance, Inc. a business organization that encompasses a full-circle approach to the manufacturing industry. From 1997 through 2017, Mr. Smith served in various executive and managerial roles with Payless, Inc. (fka Payless ShoeSource). Mr. Smith holds a Bachelor's of Science ("B.S."). in Business Administration and Accounting from the University of Kansas, and a Masters of Business Administration ("MBA") from Washburn University.

C. Stephen Cochennet, Director

Mr. Cochennet is also a Director of the parent company, American Rebel Holdings Inc. Mr. Cochennet has served as Chief Executive Officer and President, of Kansas Resource Development Company, a private oil and gas exploration business since 2011. In addition, from 2018 through 2023, Mr. Cochennet served as an independent board and committee member of Orbital Infrastructure Group, Inc., a former Nasdaq listed company. From 2011 through 2015 Mr. Cochennet served as the Chief Executive Officer and President of Guardian 8 Corporation. From 2005 to 2010, Mr. Cochennet was the Chairman, President, and Chief Executive Officer of EnerJex Resources, Inc., a former publicly traded Commission registered Oil and Gas Company. Prior to joining EnerJex, Mr. Cochennet was President of CSC Group, LLC in which he supported Fortune 500 corporations, international companies, and natural gas/electric utilities as well as startup organizations. Services provided included strategic planning, capital formation, corporate development, executive networking and complex transaction structuring. From 1985 to 2002, Mr. Cochennet held several executive roles with UtiliCorp United Inc. ("Aquila") located in Kansas City, Missouri. Responsibilities included finance, administration, operations, human resources, corporate development, natural gas/energy marketing, and managing several new startup operations. Prior to Aquila Mr. Cochennet served 6 years with the Federal Reserve managing problematic and failed banking institutions primarily within the oil and gas markets. Mr. Cochennet graduated from the University of Nebraska with a B.A. in Finance and Economics.

Larry Sinks, Director

Mr. Sinks is also a Director of the parent company, American Rebel Holdings Inc. Since 2005, Mr. Sinks has been in the screen printing and embroidering business on a freelance basis. Since 2016, Mr. Sinks has been a consultant for Team Image Marketing, a company specializing in high-end corrugated grocery store displays and consulting services. From 2021 through the present, Mr. Sinks has been consulting for Champion Building Solutions, a private company located in Kansas City, Missouri specializing in general remodeling of residential homes. Mr. Sinks' passion is in motorsports and professional networking in the auto racing business. Mr. Sinks was instrumental in introducing us to Tony Stewart Racing Nitro, LLC ("Tony Stewart Racing") which led to the Company sponsoring the team and providing the necessary support for the Dodge Charger SRT Hellcat of four-time NHRA Funny Car world champion Matt Hagan.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk

An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment. Although AR Holdings is a publicly traded company, the valuation of the Company is not directly attributable to the value or per share price at which AR Holdings securities are traded.

The transferability of the Securities you are buying is limited

Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the IP licensing industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is offering Class B Common Stock in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Common stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of other series of Common stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:

As with all investments in securities, if you sell the Class B Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Class B Common Stock for you (and many brokers refuse to hold these type of securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase shares may impact the return on your investment:

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the 3.5% Investor Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $0.50. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Risks Relating to the Beer Industry and the AR Beverages Business

The Company, through its license with AR Beverages, faces substantial competition within the beer industry.

The beer categories within the United States are highly competitive due to the participation of large domestic and international brewers in the categories and the increasing number of craft brewers and craft distilleries, who distribute similar beers we plan on selling and that have similar pricing and target drinkers.

The two largest brewers in the United States, AB InBev and Molson Coors, participate actively in mass appeal beer offerings as well as the High End and Beyond Beer categories, through numerous launches of new hard seltzers, flavored malt beverages and spirit RTDs from existing brands or new brands, importing and distributing import brands, and with their own domestic specialty beers, either by developing new brands or by acquiring, in whole or part, existing brands. Imported beers, such as Corona®, Heineken®, Modelo Especial® and Stella Artois®, continue to compete aggressively in the United States and have gained market share over the last ten years. All of these brands and companies have substantially greater financial resources, marketing strength and distribution networks than the Company. The Company anticipates competition to be strong as some existing beverage companies are building more capacity, expanding geographically and adding more SKUs and styles. The potential for growth in the sales of hard seltzers, flavored malt beverages, craft-brewed domestic beers, imported beers and spirits RTDs is expected to increase the competition in the market for beer occasions within the United States and, as a result, the Company anticipates it will face competitive pricing pressures and the demand for and market share of the Company's products, when introduced, may fluctuate and possibly decline.

The Company's products, when introduced, will compete generally with other alcoholic beverages. The Company anticipates competing with other beer and beverage companies not only for drinker acceptance and loyalty, but also for traditional retail shelf, cold box and tap space, as well as e-commerce placement and for marketing focus by the Company's Distributors and their customers, when established, all of which are anticipated to distribute and sell other alcoholic beverage products. All of the Company's potential competitors at this point in time have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's intended products or that diminish the importance of the Company's anticipated products to retailers or Distributors may have a material adverse effect on the Company's business and financial results.

Further, the alcoholic beverage industry has also seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Also, in the last several years, both AB InBev and Molson Coors have introduced numerous new hard seltzers and purchased multiple regional craft breweries and craft distilleries with the intention to expand the capacity and distribution of these brands.

More recently in 2021 and into 2022, large non-alcoholic beverage companies including Coca-Cola Company ("Coke"), Pepsi and Monster Beverage Corporation ("Monster") have begun to enter these markets through licensing agreements with alcoholic beverage companies to develop alcohol versions of existing traditional non-alcohol brands. Coke has entered into agreements with Molson Coors to develop, market and sell Topo Chico brand Hard Seltzer and Simply Spiked Lemonade. Coke also announced agreements with Constellation to develop, market and sell FRESCA™ Mixed, a line of spirits RTDs and with Brown Forman to develop, market and sell Jack Daniel's® Tennessee Whiskey and Coca-Cola®™ Ready-to-Drink Cocktail. The Boston Brewing Company has entered into an agreement with Pepsi to develop, market and sell alcohol beverages which include Hard Mountain Dew, to take advantage of this trend. Pepsi also entered an agreement in late 2022 with FIFCO USA, a New York based brewery, to develop, market and sell Lipton Hard Iced Tea which launched in 2023. Lastly, Monster, acquired CANarchy Craft Brewery Collective in early 2022 and launched the Beast Unleashed, a new brand of flavored malt beverages in early 2023.

Due to the increased leverage that these combined operations will have in distribution and sales and marketing expenses, the costs to the Company of competing is anticipated to be great. The potential also exists for these large competitors to increase their influence with their Distributors, making it difficult for smaller beverage companies to maintain their market presence or enter new markets. The continuing consolidation could also reduce the contract brewing capacity that is available to the Company. These potential increases in the number and availability of competing brands, the costs to compete, reductions in contract brewing capacity and decreases in distribution support and opportunities may have a material adverse effect on the Company's business and financial results.

Changes in public attitudes and drinker tastes could harm the Company's business. Regulatory changes in response to public attitudes could adversely affect the Company's business.

The alcoholic beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed or that there may be renewed efforts to impose increased excise or other taxes on beer sold in the United States.

The domestic beer industry, other than the market for High End beer occasions and Beyond Beer occasions, has experienced a decline in shipments over the last ten years. The Company believes that this decline is due to declining alcohol consumption per person in the population, drinkers trading up to drink high quality, more flavorful hard seltzers. beers and spirts RTDs, health and wellness trends and increased competition from wine and spirits companies. If consumption of the Company's products, when introduced, in general were to come into disfavor among domestic drinkers, or if the domestic alcohol beverage industry were subjected to significant additional societal pressure or governmental regulations, the Company's business could be materially adversely affected.

Additionally, certain states are considering or have passed laws and regulations that allow the sale and distribution of marijuana. Currently it is not possible to predict the impact of this on sales of alcohol, but it is possible that legal marijuana usage could adversely impact the demand for the Company's products.

The Company anticipates being dependent on distributors.

In the United States, where the Company intends for its beer to be sold, the Company anticipates selling most of its beer to independent beer Distributors for distribution to retailers and, ultimately, to drinkers. Although the Company intends to engage multiple Distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional Distributors. Changes in control or ownership within the distribution network could lead to less support of the Company's products.

Contributing to distribution risk is the fact that the Company's distribution agreements, when entered into, are anticipated to be generally terminable by the Distributor on relatively short notice. While these distribution agreements are anticipated to contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain distribution arrangements may be adversely affected by the fact that many Distributors are reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If the Company's distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution.

No assurance can be given that the Company will be able to establish or maintain a distribution network or secure additional Distributors on terms favorable to the Company.

Dependence on Brand Development and Consumer Acceptance

Our success depends heavily on our ability to establish and maintain brand awareness and loyalty among consumers. Failure to effectively promote our brand, differentiate our products, or align with evolving consumer preferences may result in lower sales and hinder growth.

Shortages of components and materials, as well as supply chain disruptions, may delay or reduce our sales and increase our costs, thereby harming our results of operations.

The inability to obtain sufficient quantities of raw materials and components, including those necessary for the production of our products could result in reduced or delayed sales or lost orders. Any delay in or loss of sales or orders could adversely impact our operating results. Many of the materials used in the production of our products are available only from a limited number of suppliers. We do not have long-term supply contracts with any suppliers. As a result, we could be subject to increased costs, supply interruptions, and difficulties in obtaining raw materials and components.

Our reliance on third-party suppliers for various raw materials and components for our products exposes us to volatility in the availability, quality, and price of these raw materials and components. Our orders with certain of our suppliers may represent a very small portion of their total orders. As a result, they may not give priority to our business, leading to potential delays in or cancellation of our orders. A disruption in deliveries from our third-party suppliers, capacity constraints, production disruptions, price increases, or decreased availability of raw materials or commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs. Quality issues experienced by third party suppliers can also adversely affect the quality and effectiveness of our products and result in liability and reputational harm.

Challenges of Scaling Operations

As we grow, we may face operational challenges related to production, logistics, technology systems, and management capacity. Failure to effectively scale operations could limit our ability to meet demand, maintain quality, and control costs.

An inability to expand our e-commerce business and sales organization to effectively address existing and new markets that we intend to target could reduce our future growth and impact on our business and operating results.

Consumers are increasingly purchasing products online. We operate a direct-to-consumer e-commerce store to maintain an online presence with our end users. The future success of our online operations depends on our ability to use our marketing resources to communicate with existing and potential customers. We face competitive pressure to offer promotional discounts, which could impact our gross margin and increase our marketing expenses. We are limited, however, in our ability to fully respond to competitor price discounting because we cannot market our products at prices that may produce adverse relationships with our customers that operate brick and mortar locations as they may perceive themselves to be at a disadvantage based on lower e-commerce pricing to end consumers. There is no assurance that we will be able to successfully expand our e-commerce business to respond to shifting consumer traffic patterns and direct-to-consumer buying trends.

In addition, e-commerce and direct-to-consumer operations are subject to numerous risks, including implementing and maintaining appropriate technology to support business strategies; reliance on third-party computer hardware/software and service providers; data breaches; violations of state, federal or international laws, including those relating to firearms and ammunition sales; online privacy; credit card fraud; telecommunication failures; electronic break-ins and similar disruptions; and disruption of Internet service. Our inability to adequately respond to these risks and uncertainties or to successfully maintain and expand our direct-to-consumer business may have an adverse impact on our business and operating results.

We have a limited operating history on which you can evaluate our company.

We are an early-stage licensing company with a limited operating history. The corporate entity has existed since February 2026. As a result, our business has been subject to many of the problems, expenses, delays, and risks inherent in the establishment of a relatively new business enterprise.

We have a limited operating history upon which an evaluation of our business plan or performance and prospects can be made. Our business and prospects must be considered in the light of the potential problems, delays, uncertainties and complications encountered in connection with a newly established business and creating a new line of products. The risks include, in part, the possibility that we will not be able to develop functional and scalable products, or that although functional and scalable, our products and will not be economical to market; that our competitors hold proprietary rights that preclude us from marketing such products; that our competitors market a superior or equivalent product; that our competitors have such a significant advantage in brand recognition that our products will not be considered by potential customers; that we are not able to upgrade and enhance our technologies and products to accommodate new features as the market evolves; or the failure to receive necessary regulatory clearances for our products. To successfully introduce and market our products at a profit, we must establish brand name recognition and competitive advantages for our products. There are no assurances that we can successfully address these challenges. If it is unsuccessful, we and our business, financial condition and operating results could be materially and adversely affected.

The current and future expense levels are based largely on estimates of planned operations and future revenues. It is difficult to accurately forecast future revenues because our business is relatively new, and our market is rapidly developing. If our forecasts prove incorrect, the business, operating results and our financial condition will be materially and adversely affected. Moreover, we may be unable to adjust our spending in a timely manner to compensate for any unanticipated reduction in revenue. As a result, any significant reduction in revenues would immediately and adversely affect our business, financial condition and operating results.

We cannot predict when we will achieve profitability.

We have not been profitable and cannot predict when or if we will achieve profitability. We cannot predict when we will achieve profitability, if ever. Our inability to become profitable may force us to curtail or temporarily discontinue our research and development programs and our day-to-day operations. Furthermore, there can be no assurance that profitability, if achieved, can be sustained on an ongoing basis.

We are highly dependent on Charles A. Ross, our Chief Executive Officer. The loss of our Chief Executive Officer, whose knowledge, leadership and industry reputation upon which we rely, could harm our ability to execute our business plan.

We are highly dependent on Charles A. Ross, our Chief Executive Officer and Chairman of our board of directors (the "Board"). Our success depends heavily upon the continued contributions of Mr. Ross, whose leadership, industry reputation entrepreneurial background and creative marketing skills may be difficult to replace at this stage in our business development, and on our ability to attract and retain similarly positioned prominent leaders. If we were to lose the services of our Chief Executive Officer, our ability to execute our business plan may be harmed and we may be forced to limit operations until such time as we could hire suitable replacements.

Dependence on Brand Recognition and Consumer Perception

The beer market is highly brand-driven. Our success depends heavily on our ability to establish, maintain, and grow a strong brand that resonates with beer drinking consumers. Negative publicity, poor product taste, or failure to meet consumer expectations could damage our brand and adversely affect sales.

Economic and Market Conditions

Alcoholic beverages are a discretionary purchase, and demand may decline during periods of economic uncertainty, inflation, or reduced consumer spending. Adverse macroeconomic conditions could materially impact our results.

Intellectual Property and Counterfeit Risks

Protecting our trademarks, logos, and product designs is critical to maintaining brand value. Counterfeiting, imitation products, or unauthorized use of our intellectual property could harm our brand and sales. Enforcing our rights may be costly and uncertain, especially in international markets.

Intellectual Property Protection and Counterfeit Risks

Our brand identity, logos, and product designs are valuable assets. Counterfeiting, imitation products, or unauthorized use of our trademarks could harm our reputation and sales. Enforcing intellectual property rights can be costly, particularly in foreign jurisdictions.

Environmental and Sustainability Risks

Consumers increasingly expect transparency and sustainability in apparel production. If we fail to meet environmental standards, adopt responsible sourcing, or effectively communicate our sustainability efforts, we could face reputational harm and loss of consumer trust. Additionally, future environmental regulations could increase production costs.

We are an early-stage company and have not yet generated any profits.

The American Rebel Holdings, Inc. was formed in February 2026. Accordingly, our business, as it is currently operated, have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in the market, managing our growth and the entry of competitors into the market. We have no current plans to pay dividends on any shares and would only be able to do so once we achieve profitability and our board of directors makes a determination it would be in the best interest of the Company and its stockholders. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of our shares.

We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses.

Because we have a limited history, it is difficult to evaluate our proposed business and future prospects, including our ability to plan for and model future growth. Our limited operating experience, combined with the rapidly evolving nature of the beer industry in which we intend to operate, substantial uncertainty concerning how this market may develop, and other economic factors beyond our control reduce our ability to accurately forecast quarterly or annual revenue. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company. Failure to manage our current and future growth effectively could have an adverse effect on our business, operating results, and financial condition. Our business should be considered in light of the risks, expenses, and difficulties that we have encountered to date and will continue to encounter.

We may encounter numerous difficulties frequently encountered by companies in the early stage of operations.

We have a limited operating history upon which any investor may evaluate our current business and future prospects. Any potential investor must consider the risks and difficulties frequently encountered by early-stage companies. Historically, there has been a high failure rate among early-stage companies. Our future performance will depend upon a number of factors, including our ability to:

- implement our growth strategy;
- aggressively counter and respond to actions by our competitors;
- pursue new users and maintain relationship with current users;
- maintain adequate control of our expenses;
- attract, retain and motivate qualified personnel;
- react to user preferences and demands;
- our ability to successfully implement, launch, and achieve market acceptance of our products and to anticipate and manage the risks associated therewith; and
- regulatory compliance.

We cannot assure investors that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: global securities markets, general economic conditions, our ability to market our products and services to companies, markets and other market participants, headcount and other operating costs, and general industry and regulatory conditions and requirements. Our operating results may fluctuate from year to year due to the factors listed above and others that are not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our Chief Executive Officer, Andy Ross, and our President, Corey Lambrecht, who are critical to continually innovate and improve our products. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to continue to the grow the firm.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation related to protecting our intellectual property or defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

Our software may be exposed to cybersecurity threats and hacks via source code flaws, errors or security weaknesses.

As with any other computer code, flaws in the source codes related to cryptocurrencies, cryptocurrency exchanges and crypto wallets have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some or all functionality for users or exposed users' personal information. If a similar attack were to expose a flaw in our systems it could have a material adverse effect on our reputation, which could negatively affect our business prospects.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information,

could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We may enter partnerships, collaborations, joint ventures, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.

Identifying strategic relationships with third parties and negotiating and documenting relationships with them may be time-consuming and complex and may distract management. Moreover, we may be delayed, or not be successful, in achieving the objectives that we anticipated because of such strategic relationships.

Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances.

Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition could be adversely affected.

Loss of a critical banking relationship could adversely impact our business, operating results, and financial condition.

We rely on bank accounts to provide certain services. Customer cash holdings on our platform are held with banking partners. Our banking partners may view us as a higher risk customer for purposes of their anti-money laundering programs. New regulations that affect our banking providers may cause increased burdens to such providers which may be passed on to customers, increase costs of compliance or cause withdrawal of certain services by such providers in the future. As a result, we may face difficulty establishing or maintaining banking relationships due to our banking partners' policies. The loss of banking partners or the imposition of operational restrictions by banking partners may result in a disruption of business activity as well as regulatory risks.

Our business is subject to economic, market and geopolitical conditions.

Our business is subject to economic, market, public health, and geopolitical conditions which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions that negatively impact discretionary consumer spending and consumer demand, including inflation, slower growth, recession, and other macroeconomic conditions, including those resulting from public health outbreaks such as the COVID-19 pandemic and geopolitical issues could have a material adverse impact on our business and operating results. In February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our platform, adversely affect our ability to conduct ongoing and future business, and adversely affect our ability to commercialize our products in this region. Currently, none of our platform development or business activities are conducted directly or otherwise in Russia or Ukraine. In addition, the United Kingdom's departure from the European Union has caused economic and legal uncertainty in the region and may result in macroeconomic conditions that adversely affect our business.

Catastrophic events may disrupt our business.

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure, a failure in our ability to conduct normal business operations, or the closure of public spaces in which consumers drink beer (bars, restaurants, event centers, stadiums, etc.). The health and safety of our employees, players, third-party organizations with whom we partner or regulatory agencies on which we rely could be also affected, which may prevent us from executing against our business strategies or cause a decrease in consumer demand for our products and services. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures, or inability to conduct normal business operations could also prevent access to our products, services or online stores selling our products and services, cause delay or interruption in our product or live services offerings, allow breaches of data security or result in the loss of critical data. The COVID-19 pandemic could disrupt our ability to conduct normal business operations. An event that results in the disruption or degradation of any of our critical business functions or information technology systems, harms our ability to conduct normal business operations or causes a decreased in consumer demand for our products and services could materially impact our reputation and brand, financial condition and operating results.

Risks Relating to Regulation of our Business and Industry

Failure to comply with applicable laws and changing legal and regulatory requirements could harm our business and financial results.

Our policies and procedures are reasonably designed to comply with applicable laws, accounting and reporting requirements, tax rules and other regulations and requirements, including those imposed by the Commission, and foreign countries, as well as applicable trade, labor, safety, environmental, labeling and gun safety related laws, such as the Protection of Lawful Commerce in Arms Act as well as state laws. The complexity of the regulatory environment in which we operate and the related cost of compliance are both increasing due to additional or changing legal and regulatory requirements, our ongoing expansion into new markets and new channels, and the fact that foreign laws occasionally conflict with domestic laws. In addition to potential damage to our reputation and brand, failure by us or our business partners to comply with the various applicable laws and regulations, as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in litigation, civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements and have an adverse impact on our business and financial results.

Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and consolidated financial statements.

In addition, changes to U.S. federal, state, or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

If we are unable to protect our intellectual property, we may lose a competitive advantage or incur substantial litigation costs to protect our rights.

Our future success depends upon our proprietary technology. Our protective measures, including patent, trademark and trade secret protection, may prove inadequate to protect our proprietary rights. The right to stop others from misusing our trademarks, service marks, and patents in commerce depends to some extent on our ability to show evidence of enforcement of our rights against such misuse in commerce. Our efforts to stop improper use, if insufficient, may lead to loss of trademark and service mark rights, brand loyalty, and notoriety among our customers and prospective customers. The scope of any patent that we have or may obtain may not prevent others from developing and selling competing products. The validity and breadth of claims covered in technology patents involve complex legal and factual questions, and the resolution of such claims may be highly uncertain, and expensive.

Risks Relating to the Shares and the Offering

There has been no independent valuation of our Shares, which means that our Shares may be worth less than the offering price in the offering

The per share purchase price in the Offering has been determined by us without independent valuation of our Shares. We established the offering price based on management's estimate of the valuation of the Company's Shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our Shares. Our Shares may have a value significantly less than the offering price, and the Shares may never obtain a value equal to or greater than the offering price.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Shares will not be freely tradable until one year from the initial purchase date. Although the Shares may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Investing in offerings like this offering involve significant risks not present in investments in public offerings

Investing in crowdfunding opportunities involves a high degree of risk. Securities sold through Reg CF are typically not publicly traded and, therefore, are less liquid. Additionally, investors may receive restricted securities that may be subject to holding period requirements. Companies seeking private placement investments tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private placements requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. Investment products are not FDIC insured, may lose value, and there is no bank guarantee.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read this memorandum and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase shares in this offering, you will pay more for your Shares than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restrictive shares or exercise of share options under our equity incentive plan.

Investing in our Shares is a highly speculative investment and could result in the loss of your entire investment.

A purchase of the Shares is significantly speculative and involves significant risks. The Shares should not be purchased by any person who cannot afford the loss of his or her entire purchase price. The business objectives of the Company are also speculative, and we may be unable to satisfy those objectives. For these reasons, each prospective investor of the Shares should read these risk factors and all of the transaction documents carefully and consult with their attorney, business advisor and/or investment advisor before investing in our Shares.

Raising additional capital may cause dilution to our stockholders, including purchasers of Shares in this offering or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

Future issuances of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation may adversely affect the level of return you may be able to achieve from an investment in our Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Shares. Because our decision to issue debt in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Shares.

There is no guarantee that we will ever complete future private or public offerings of our Shares or other Company securities, and we may never raise capital sufficient to execute our business plan.

Although we may file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of the Company's securities at a purchase price greater than the Purchase Price in this offering, or at all. If we are unable to complete the future offerings of the Company's securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

Voting control is in the hands of a few large stockholders.

Voting control is concentrated in the hands of a small number of stockholders. As a result, you will not be able to meaningfully influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a minority stockholder, your say in these decisions will be limited.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. Future issuances of equity securities will have a dilutive effect on current stockholders. There is no guarantee that the terms of future financings will be favorable to the Company and its current stockholders.

The Securities will have restrictions on transferability; there is no public trading market for our Securities and one may never develop.

The Shares are subject to transfer restrictions. There is currently no public trading market for the shares and there can be no assurance that any such public market will develop in the foreseeable future. The Shares being offered and sold in this Offering relies upon exemptions from the registration requirements of federal and state securities laws. Those exemptions require that the Securities be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the Shares are subsequently registered or qualified with the SEC and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in us even if your financial condition makes such liquidation necessary. In addition, none of our securities will likely be readily acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the Shares. An investment in the Shares should only be made by those who can afford the loss of their entire investment.

Even if a market develops for our Shares, our shares may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity.

Even if our Shares are listed for trading, and if an established market for our shares develops, the share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future share price.

We have not retained independent professionals for subscribers.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interests of the subscribers hereunder. Although we have retained our own counsel, neither our counsel nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the Securities offered hereby should not rely on the firms so retained with respect to any matters herein described.

Our management has broad discretion in using the net proceeds from this Offering.

We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the net proceeds effectively, we may not be successful in continuing to grow our business. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we may base our decisions to use the net proceeds from this Offering.

If we fail to complete the Maximum Offering Amount, our ability to implement our business model and strategy could be compromised.

We have limited capital resources and operations. If we receive the maximum offering of $5,000,000, such amount is expected to provide us with working capital to maintain our planned level of operations including the acquisition and development of multiple international marketplaces. Since this Offering does have a minimum offering of $10,500, the Offering may close on any amounts received and there can be no guarantee that the Maximum Offering, or any amount, will be received.

If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations, which would result in a loss of your investment as a holder of our Shares.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company, or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that shareholders will receive a distribution in such a case.

We may not pay cash dividends on our Shares so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

AS A RESULT OF THESE FACTORS, THE OFFERING IS ONLY SUITABLE FOR THOSE INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE SECURITIES BEING OFFERED.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Holder	% Series A Outstanding	Series C	Series C Preferred Shares	Total Shares (A+B+C)
American Rebel Holdings, Inc. *	95.00%	200	0	47,700,000

American Rebel Licensing NIL I, Inc. is 95% owned by American Rebel Holdings, Inc. By virtue of its ownership interest, American Rebel Holdings, Inc. may be deemed to beneficially own the securities of American Rebel Licensing NIL I, Inc. on an indirect basis in proportion to its ownership interest. Charles A. Ross, Jr. and Corey Lambrecht serve as Chief Executive Officer and Chief Operating Officer, respectively, of both American Rebel Licensing NIL I, Inc. and American Rebel Holdings, Inc. Through their positions with these entities, they may be deemed to share voting and investment power over such securities. Messrs. Ross and Lambrecht disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

Effective April 1, 2026, the Company entered into an Intercompany Loan Agreement with American Rebel Beverages, LLC, for a principal amount of $200,000. The loan bears interest at a rate of 5% per annum, is unsecured, and is repayable over a 36-month term with monthly payments of principal and interest beginning January 31, 2027. Proceeds from the loan are to support the 2026 scale-up year, brand development, and the temporary royalty relief contemplated by the beer-brand sublicense arrangement.

THE COMPANY'S SECURITIES

The Company's Securities

The Company has Class A, Class B Common Stock, Class C Common Stock and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 9,661,835 shares of Class B Non-Voting Common Stock.

Common Stock

The number of securities authorized is 145,200,000 Common Stock with a par value of $0.0001.

100,000,000 shares of Class A Common are authorized with 50,000,000 shares currently issued and outstanding.

45,000,000 shares of Class B Non-Voting Common Stock are authorized of which none have been issued.

200,000 shares of Class C Super-Voting Common Stock are authorized of which 200,000 have been issued.

Preferred Stock

Prior to this offering, the number of Preferred Stock par value $0.0001 authorized is 5,000,000 shares, of which none have been issued.

Voting Rights

Class A has voting rights. Class B Common stock has no voting rights. Class C has 1,000 votes per share.

Class A Common Stock, Class B Common Stock and Class C shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters except as to the voting rights set forth above.

Voting Rights of Securities Sold in this Offering

Non-voting Class B Shares

Dilution

An investor's stake in a company may be diluted due to the company issuing due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2025 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2026 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK OF MINORITY OWNERSHIP

As a minority holder of the Non-voting Class B Shares, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

THE OFFERING

American Rebel Licensing N.I.L. I, Inc ("Company") is offering securities under Regulation CF, through, DealMaker Securities LLC ("DealMaker"). DealMaker is a FINRA/SEC registered funding portal and will receive cash compensation equal to 8.5% of the value of the securities sold through Regulation CF and $15,000 per month account management fees. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,500 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,500, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed. In the event the Company fails to reach the offering target of $10,500, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

What is the purpose of this offering?

The proceeds are primarily planned to be used for collaboration partnerships, marketing of apparel, customer acquisition and expansion, investor acquisition marketings, operations hires, product development, technology development, sales and marketing and general working capital.

VALUATION

Pre-Money Valuation: $25,100,000

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

- In an IPO;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Securities Offered

The Company is offering up to 9,661,835 shares of Class B Non-Voting Common Stock ("Class B Common Stock"), at $0.50 per share. The Class B Non-Voting Common Stock rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Certificate of Incorporation as follows:

> **Class B Non-Voting Common Stock:** Shares of Class B Common shall have no voting rights, except as required by law. Class B Common shares shall be entitled to dividends or distributions on a pari passu basis with Class A Common, unless otherwise restricted by Preferred Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. Readers should also carefully review factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.

American Rebel Licensing NIL I, Inc. — Revenue Overview

American Rebel Licensing NIL I, Inc. ("NIL I" or the "Company") was formed in Nevada on February 18, 2026. The Company plans to generate revenue through long-term trademark sublicensing agreements with American Rebel Beverages, LLC, pursuant to which NIL I collects usage-based royalties on each unit of American Rebel–branded beer sold, subject to annual minimum guaranteed royalty payments. The Company's headquarters is in Nashville, TN, and its customers will be located in the United States.

Early Stage & Risk Disclosure

As of February 18, 2026 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business. To address this capital need, the Company will conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Corporate Structure & Strategic Purpose

NIL I sits within the American Rebel Holdings, Inc. ("AR Holdings") corporate family as a wholly-owned subsidiary, purpose-built to serve as the brand licensing intermediary between AR Holdings (the intellectual property owner) and the operating beer business. Its formation represents a strategic transformation of AR Holdings' role — from pure operator to franchisor/licensor — designed to unlock brand value through structured royalty flows while preserving the integrity and legal ownership of the "American Rebel" trademark.

On April 1, 2026, the Company entered into a Trademark License Agreement with its parent company, American Rebel Holdings, Inc., whereby the Company was granted the rights to use and sublicense the "American Rebel" brand name, trademarks, logos, and associated goodwill in connection with alcoholic beverages (specifically beer). This master license is exclusive within the alcohol beverage category — AR Holdings will not license the brand to any other entity for alcoholic beverages during the term. The license carries an initial 10-year term with automatic renewal rights for up to four additional 5-year periods, allowing a maximum duration of 30 years.

How Revenue Is Generated

NIL I's revenue flows entirely from a long-term sublicensing agreement with American Rebel Beverages, LLC ("AR Beverages"), the operating entity responsible for producing, selling, and distributing American Rebel Light Beer. Under this arrangement, AR Beverages pays NIL I a usage-based royalty of $0.005 per individual can or bottle (or $0.12 per 24-unit case) sold, tying NIL I's income directly and transparently to physical beer sales volume. A minimum guaranteed royalty of $500,000 per calendar year provides a revenue floor, ensuring NIL I maintains baseline income regardless of whether per-unit royalties reach that threshold.

Payments are made on a quarterly basis, due 45 days after each quarter's close. Each quarterly payment equals the greater of (a) the prorated minimum for that quarter or (b) the actual calculated royalty on units sold. A $100,000 annual upfront license fee is also due by February 15 of each year as a prepaid component of the minimum guarantee.

2026 Concessions & Intercompany Loan

Recognizing that 2026 is a commercial scale-up year following the regional launch of American Rebel Light Beer in 2024–2025, NIL I has agreed to temporary royalty relief for AR Beverages. Specifically, the $100,000 annual fee due February 15, 2026 is deferred, and Q1 and Q2 2026 quarterly royalties are each capped at $50,000 — regardless of whether actual case sales would warrant a higher payment.

To compensate NIL I for these deferred amounts, AR Beverages has extended a $200,000 intercompany loan to NIL I at 5% annual interest, with no payments required until January 1, 2027 (interest accrues during 2026 but is not payable that year). Beginning in 2027, the loan amortizes monthly through full repayment by end of 2028. A conversion feature grants NIL I the exclusive right to convert any outstanding loan balance into an equity ownership interest in AR Beverages at a then-current, third-party-verified valuation — effectively providing NIL I investors a call option on the operating beer business.

Revenue Distribution Waterfall

Each dollar of gross licensing revenue collected by NIL I follows a defined waterfall:
- $0.12/case collected from AR Beverages as gross licensing revenue
- 20% of gross proceeds remitted to AR Holdings as a revenue-sharing override (in lieu of a direct trademark royalty on the master license)
- Remaining net retained by NIL I after honoring the parent's share

Five-Year Revenue Forecast (2026–2030)

The table below presents projected licensing revenue based on forecasted American Rebel Light Beer case volumes and the per-case economics described above. All figures are in USD:

Year	Cases Sold	Gross Licensing Revenue	20% to AR Holdings	Net to NIL I
2026	527,251	$158,175	$31,635	$63,270
2027	1,235,091	$370,527	$74,105	$148,211
2028	3,113,832	$934,150	$186,830	$373,660
2029	6,174,227	$1,852,268	$370,454	$740,907
2030	12,084,988	$3,625,496	$725,099	$1,450,199

NIL I's net retained revenue grows from approximately $63,000 in 2026 to over $1.45 million by 2030 — a roughly 23x increase over five years. Because revenue is tied purely to case throughput rather than retail pricing or margin, the model provides a predictable, volume-linked income stream insulated from downstream pricing pressures.

Long-Term Licensing Protections

In addition to the beer sublicense, NIL I holds a 10-year first right of refusal on any new American Rebel brand licensing opportunities in other consumer categories — including apparel, ammunition, energy drinks, or any other product using the "American Rebel" name. This positions NIL I to expand its royalty base well beyond beer as the American Rebel lifestyle brand continues to grow in national recognition and market presence.

Liquidity and Cash Resources

The Company was incorporated in Nevada on February 18, 2026, by parent company American Rebel Holdings, Inc. the owner of the American Rebel brand. On the same date the founders executed subscription agreements totaling 50 million shares of Class A Common Stock for $5,020 in aggregate consideration.

We have limited capital resources and operations.

Since this Offering does have a minimum offering of $10,500, the Offering may close on any amounts received and there can be no guarantee that the Maximum Offering, or any amount, will be received.   If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations, which would result in a loss of your investment as a holder of our Shares.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year is December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $170,770 cash and cash equivalents as of March 31, 2026.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on February 18, 2026 and had no operations, taxable income, or filing requirements during the period ended December 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Professional Fees

Professional fees consist of costs related to establishing the Company, including incorporation, business registration filings, and statutory representation.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Recently Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Results of Operations as of March 31, 2026

The Company was formed on February 18, 2026 (inception) has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses.

Revenues. As of February 18, 2026 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. The Company plans to generate revenue through long-term trademark sublicensing agreements with American Rebel Beverages, LLC, pursuant to which NIL I collects usage-based royalties on each unit of American Rebel–branded beer sold, subject to annual minimum guaranteed royalty payments.

Gross profit (loss). To date the company has not commenced planned principal operations nor generated any gross profit. We continued to focus resources on maintaining, developing and tending to various business relationships and believe could result in generating gross profit going forward.

General and administrative. As of March 31, 2026 company has general and administrative expenses of roughly $15,346 from professional fees.

Other income (expense), net. To date the company has not commenced planned principal operations nor had any interest expense.

Net income (loss). As a result of the above, the net loss as of March 31, 2026 was $15,346.

INDEBTEDNESS

See Related Party Transactions

RELATED PARTY TRANSACTIONS

On April 1, 2026, the Company entered into a Trademark License Agreement with our parent company American Rebel Holdings, Inc. whereby the Company was granted the rights to use and sublicense the "American Rebel" brand name, trademarks, logos, and associated goodwill in connection with alcoholic beverages (specifically beer).

On April 1, 2026 the Company entered into a Intercompany Loan Agreement between to document the financial arrangement concerning the deferred 2026 royalties, between AR Licensing I (as Borrower) and AR Beverages, LLC (as Lender) in the form of a 5% Three Year Loan Agreement (or Convertible Promissory Note) in the amount of $200,000.

USE OF PROCEEDS*

The Company anticipates using the proceeds from this offering (not including proceeds from the Investor Fee) in the following manner:

The primary use of proceeds includes the acquisition and expansion of the brand and the American Rebel Beverage business. Additionally, a portion of the funds will be allocated to investor acquisition marketing efforts, aimed at expanding our long term customer and shareholder base

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,500 Raise	Percentage of Proceeds for a $10,500 Raise	Allocation After Offering Expense for a $5,000,000 Raise	Percentage of Proceeds for a $5,000,000 Raise
DealMaker Platform Fees	$892.50	8.5%	$425,000.00	8.5%
General Corporate Purposes	$3,202.50	30.5%	$575,000.00	11.5%
Content Creation/Digital Advertising/Marketing	$5,250.00	50.0%	$1,950,000.00	39.0%
Inventory Purchases	$0.00	0.00%	$1,500,000.00	30.0%
New Hires	$1,155.00	11.0%	$550,000.00	11.0%

Total	$10,500.00	100%	$5,000,000.00	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

No disqualifying event has been recorded that would have triggered disqualification but occurred prior to May 16, 2016 in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $29,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates
.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website (www.americanrebellicensing.com), no later than April 30, 2027.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates regarding the progress of the Company in meeting the Target Offering Amount will be filed with the SEC through a Form C-U and will disclose its progress in meeting the Target Offering Amount no later than five business days after each of the dates when the Company reaches fifty percent (50%) and one hundred percent (100) of the Target Offering Amount, unless the Company posts it on our Offering Page: http://invest.americanrebel.com/.

Information regarding how to subscribe can be found at www.invest.americanrebel.com and the annual report will be available within 120-days of its fiscal year end, as required by Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Charles A. Ross, Jr., CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles A. Ross, Jr., CEO

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: PPT
EXHIBIT E: Subscription Agreement
EXHIBIT F: Video Script

EXHIBIT B

Financial Statements

American Rebel Licensing NIL I, Inc
(the "Company")
a Nevada Corporation

Financial Statements with Independent Auditor's Report

Inception through March 31, 2026

Table of Contents



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: American Rebel Licensing NIL I, Inc Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheet as of March 31, 2026 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows from inception through March 31, 2026, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and the results of its operations and its cash flows for the period from inception through March 31, 2026 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from

material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB CAPITAL CPAS LLC

Indianapolis, IN
April 7, 2026

AMERICAN REBEL LICENSING NIL I, INC
BALANCE SHEET

As of March 31, 2026

ASSETS

Current Assets:

Cash and Cash Equivalents	$	170,770
Prepaid Expenses		3,000
Total Current Assets		173,770
Total Non-Current Assets		-
TOTAL ASSETS	$	173,770

LIABILITIES AND EQUITY

Current Liabilities:

Accounts Payable	$	1,750
Advance Payable - Related Party		181,500
Total Current Liabilities		183,250
Non-Current Liabilities:		
Total Non-Current Liabilities		-
TOTAL LIABILITIES	$	183,250
EQUITY		
Common Stock	$	5,020
Additional Paid in Capital		846
Accumulated Deficit		(15,346)
TOTAL EQUITY	$	(9,480)
TOTAL LIABILITIES AND EQUITY	$	173,770

See Accompanying Notes to these Audited Financial Statements

AMERICAN REBEL LICENSING NIL I, INC
STATEMENT OF OPERATIONS

		Inception through **March 31, 2026**
Operating Expenses		
General and Administrative Expenses	$	15,346
Total Operating Expenses		**15,346**
Total Loss from Operations	$	**(15,346)**
Total Other Income (Expense)		**-**
Net Income (Loss)	$	**(15,346)**

See Accompanying Notes to these Audited Financial Statements

AMERICAN REBEL LICENSING NIL I, INC
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock - Class A		Common Stock - Class C			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC		
Beginning balance at inception (2/18/26)	-	-	-	-	-	-	-
Issuance of Common Stock	50,000,000	5,000	200,000	20	-	-	5,020
Additional Paid-in Capital	-	-	-	-	846	-	846
Net income (loss)	-	-	-	-	-	(15,346)	(15,346)
Ending balance at 03/31/26	50,000,000	5,000	200,000	20	846	(15,346)	(9,480)

See Accompanying Notes to these Audited Financial Statements

AMERICAN REBEL LICENSING NIL I, INC
STATEMENT OF CASH FLOWS

		Inception through March 31, 2026
OPERATING ACTIVITIES		
Net Income (Loss)	$	(15,346)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable		1,750
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		1,750
Net Cash used in Operating Activities	$	(13,596)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Issuance of Common Stock	$	5,020
Additional Paid in Capital		846
Loan Payable - Related Party		181,500
Net Cash provided by Financing Activities	$	187,366
Cash at the beginning of period		-
Net Cash increase for period	$	173,770
Cash at end of period	$	173,770

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

American Rebel Licensing NIL I, Inc, ("the Company") was formed in the state of Nevada on February 18, 2026. The Company was established as American Rebel's dedicated brand licensing entity for the alcoholic beverage category and is expected to generate revenues primarily from licensing the "American Rebel" trademark and related intellectual property. The Company's activities include licensing arrangements associated with American Rebel Light Beer, a premium light lager produced in partnership with AlcSource, as well as potential future licensing in other alcohol segments and industries. The Company's headquarters are located in Nashville, Tennessee, and its customers are expected to be located within the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of March 31, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $170,770 in cash and cash equivalents as of March 31, 2026.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company had no revenue-generating contracts and recognized no revenue during the period from inception through March 31, 2026. The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of formation expenses, audit expenses and crowdfunding expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on February 18, 2026 and had no operations, taxable income, or filing requirements during the period ended March 31, 2026. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

_____

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In March 2026, the Company received a non-interest-bearing advance of $181,500 from its parent, American Rebel Holdings, Inc., a related party. The advance will be repaid upon funding of a $200,000 related-party loan agreement, which is expected to be finalized in April 2026. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company did not have any outstanding short-term or long-term interest-bearing debt obligations as of March 31, 2026; however, as discussed below, the Company had a non-interest-bearing advance from its parent that is classified as a current liability, see Note 3.

NOTE 6 – EQUITY

The Company is authorized to issue 145,200,000 shares of common stock, of which 100,000,000 are designated as Class A common stock, 45,000,000 are designated as Class B common stock, and 200,000 are designated as Class C common stock, each with a par value of $0.0001 per share. As of March 31, 2026, 50,000,000 shares of Class A common stock and 200,000 shares of Class C common stock were issued and outstanding.

Voting: Holders of Class A common stock are entitled to one vote per share, holders of Class B common stock have no voting rights, and holders of Class C common stock are entitled to 1,000 votes per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 5,000,000 of preferred shares with a par value of $0.0001 per share. No shares were issued and outstanding as of March 31, 2026.

Voting: Voting rights for preferred stockholders will be as specified by the Board of Directors in the resolutions establishing each series of preferred stock.

Dividends: Dividend rights for preferred stockholders, including priority, rate and whether dividends are cumulative, will be as specified by the Board of Directors in the resolutions establishing each series of preferred stock.

_____

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 7, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C

PDF of Campaign Landing Page

UNLOCK 15% ADDITIONAL BONUS SHARES UNTIL 6/7 | 24 Days | 14 Hrs | 10 Mins | 37 Secs

OPPORTUNITY BUSINESS MODEL ROADMAP PERKS TEAM FAQS DISCUSSION INVEST NOW

LAUNCHING A LIGHT BEER FOR AMERICA'S 250TH BIRTHDAY

We've spent 10 years building the most loyal patriotic audience in America. Now we're giving them a new all-natural light beer, brewed with U.S. ingredients, and distributed through the same elite networks that handle Coors and Anheuser-Busch. Investors now have a special opportunity for 15% bonus shares, merchandise, VIP events, and more as we scale it.

- ✦ 30+ "A-Team" wholesalers already active
- ✦ 94% reorder rate at Total Wine and more
- ✦ Scalable to 240M cases with zero factory overhead

INVEST NOW

$0.50 Share Price

$50* Min. Investment

SEC Filings Offering Circular Investor Education


AMERICAN
REBEL
light
America's Patriotic
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA

WHY NOW

A MASSIVE GAP IN THE $110B BEER INDUSTRY[2]

For decades, consumers across America were loyal to the big brands. Then those brands changed. Millions of consumers are actively looking for a beer that reflects their values. Now they have a champion.


AMERICAN
REBEL
light
America's Patriotic
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING

OPPORTUNITY

81%

OF PATRIOTS PREFER DOMESTIC LIGHT BEERS

Our audience has an 81% preference for domestic light beers. American Rebel Light Beer is the only all-natural domestic lager on the market made for them. Brewed with U.S.-sourced ingredients, it's a cleaner, better-tasting beer backed by a brand millions already trust.


BORN IN THE USA

TRACTION

FROM ZERO TO 18 STATES IN UNDER 24 MONTHS

We're not pitching a concept. We're scaling a system that's already working.

- **18** Secured States
- **9** Pending States


AMERICAN REBEL BEER
PENDING STATES
SECURED STATES
EXPANSION IN PROGRESS

DISTRIBUTION

30+
top-tier wholesalers

100%+
coverage in Alabama

900,000
Missouri residents in reach

Expanding
to Nashville, TN; Broadway, PA; and more.

RETAIL VALIDATION

94%
Reorder rate at Total Wine and others

509%
Cumulative reorders from top accounts

416
Southeastern grocery locations launching 2026

$← REVENUE SNAPSHOT

$11.42M
FY2024 Total Revenue

~$41M
FY2026 Internal Target

FOUNDER

HOW A SONG BECAME A MOVEMENT

In 2013, country-rock musician Andy Ross released a patriotic anthem called "American Rebel." It went viral with his audience. Entrepreneur Corey Lambrecht, who helped scale Smith & Wesson from $5M to $1B+, saw a brand in that song. They launched the company in 2014.

Today, Andy's music streams on Spotify, Apple Music, and Amazon Music. He performs at NHRA events, bike rallies, and military celebrations nationwide, a marketing engine that's been running for a decade.


THE AMERICAN REBEL
Andy Ross
BURNING PATRIOTIC FUEL

BUSINESS MODEL

240M

PRODUCTION CAPACITY, ZERO OVERHEAD

For decades, consumers across America were loyal to the big brands. Then those brands changed. Millions of consumers are actively looking for a beer that reflects their values. Now they have a champion.

ONE BRAND, THREE MASSIVE VERTICALS

American Rebel is a diversified lifestyle platform. Our brand loyalty spans across the daily life of the American patriot:



BEVERAGE

High-velocity, recurring revenue from American Rebel Light Beer.

1



PERSONAL SECURITY

Concealed carry backpacks and apparel featuring our proprietary "Protection Pocket."

2



HOME SECURITY

Our acquisition of Champion Safe adds heavy manufacturing and a 56% YoY increase in orders from national dealers.

3



AMERICAN REBEL light
THE AMERICAN REBEL
Andy Ross
BURNING PATRIOTIC FUEL
CELEBRATE LIFE
CELEBRATE FREEDOM
ANDYROSS.COM
@AMERICANREBELBEER
AMERICANREBELBEER.COM

ROADMAP

CATCH THE 250TH ANNIVERSARY MOMENTUM

America turns 250 in 2026. You can plant your flag in America's patriotic beer brand, right as the whole country's watching.





MAY 2026

Patriot Pack launches on America's 250th Anniversary
Limited-edition 12-pack timed to peak summer season



SUMMER 2026

Memorial Day → Labor Day window
~40% of annual U.S. beer volume — peak revenue opportunit[1]



FY 2026

~$41M revenue target
Driven by grocery resets, national distribution expansion



5-YEAR GOAL

$225M–$250M annual revenue
Same playbook used to scale Smith & Wesson to $1B+

Forward-looking statements about our future plans and roadmap are based on current expectations and assumptions that involve risks and uncertainties. Actual results may differ materially from those expressed or implied, and we encourage potential investors to carefully consider the risks outlined in our offering documents before making an investment decision. Past performance is not indicative of future results.

EXCLUSIVE INVESTOR PERKS

Invest Until	**June 7**

Receive
15%
Additional Bonus Shares On Any Investment

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Invest	**$1,000+**

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2.5%
↳ +15% until 6/7
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AND MORE

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AND MORE

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Invest	**$2**

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↳ +15% until 6/7
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AND MORE

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OUR LEADERS HAVE DONE IT ALL

From country-rock hits to billion-dollar brands.



Andy Ross



Corey Lambrecht

Andy Ross
Chairman & Founder

READ MORE ⌄

Corey Lambrecht
Chief Executive Officer

READ MORE ⌄

FREQUENTLY ASKED QUESTIONS

1. Why invest in startups? ⌄

2. How much can I invest? ⌄

3. How do I calculate my net worth? ⌄

4. What are the tax implications of an equity crowdfunding investment? ⌄

5. Who can invest in a Regulation CF Offering? ⌄

6. What do I need to know about early-stage investing? Are these investments risky? ⌄

7. When will I get my investment back? ⌄

8. Can I sell my shares? ⌄

9. Exceptions to limitations on selling shares during the one-year lockup period: ⌄

10. What happens if a company does not reach their funding target? ⌄

11. How can I learn more about a company's offering? ⌄

12. What if I change my mind about investing? ⌄

13. How do I keep up with how the company is doing? ⌄

14. What relationship does the company have with DealMaker Securities? ⌄

15. What is American Rebel's pre-money implied valuation? ⌃

American Rebel's pre-money implied valuation is $25,100,000. The implied valuation was calculated by multiplying the total number of shares outstanding (TSO) by the price per share offered in this raise. This is a pre-money implied valuation — meaning it reflects the company's value before any new funds raised in this offering are added.

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AMERICAN REBEL beer

Sources

1. https://www.precedenceresearch.com/light-beer-market
2. U.S. Beer Market Size: Multi-Source Validation Reference

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy



EXHIBIT D

PPT


AMERICAN REBEL light
EST 1776
STAND TALL - STAND PROUD - BE LOUD
HAPPY BIRTHDAY 250 AMERICA
AMERICAN REBEL
America's Patriotic
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA

AMERICAN REBEL® beer

EST 1776

America's Patriotic Brand

This confidential presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended torecommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored. See "Important Information" at the end of this presentation for additional details.

The information included herein is provided for illustrative purposes only to reflect Management's beliefs regarding certain market dynamics based on its research and analysis. Although Management considers such beliefs reasonable they are based on criteria that are inherently subjective and rely on assumptions that may ultimately prove incorrect. The information included herein is subject to change, even materially, without notice and should not be construed as business, investment, tax, accounting or legal advice. Nothing herein should be construed to imply that any current or future business plans will be profitable or successful in executing on its business strategy. Nothing herein constitutes an offer to sell or solicitation of an offer to buy investment interests in any current or future securities being offered by the Company. See "Important Information" at the end of this presentation for additional details.


AMERICAN
REBEL
EST beer 1776

THE AMERICAN REBEL
Andy Ross
BURNING PATRIOTIC FUEL

I've been truly blessed to bowhunt the world for ten years on outdoor TV.

MAXIMUM ARCHERY
WITH Andy Ross
WORLD TOUR



AMERICAN REBEL beer EST 1776
Andy Ross
AMERICAN
ER PRESENTS

THE AMERICAN REBEL
Andy Ross
BURNING PATRIOTIC FUEL
CELEBRATE LIFE
CELEBRATE FREEDOM
@AMERICANREBELBEER
AMERICANREBELBEER.COM
ANDYROSS.COM

THE PATRIOT STORY

CHASING THE AMERICAN DREAM



Andy Ross
TIME TO FIGHT
Featuring "BACK ON THE BACKROADS" with LITTLE TEXAS

AMERICAN REBEL beer EST 1776

Andy's third album, Time to Fight, produces the patriotic anthem, "American Rebel". Andy, Doug and entrepreneur Corey Lambrecht, declared that the song should become a product line, and **American Rebel - America's Patriotic Brand was born.**

America's Patriotic Brand

THE AMERICAN REBEL Andy Ross BURNING PATRIOTIC FUEL

AMERICAN REBEL beer EST 1776

ANDY'S MUSIC EXPLODED

Andy's song "Cold Dead Hand" caught the attention of Danny 'The Count' Koker and he asked Andy to appeared on the History Channels hit tv show, Counting Cars. The episode was called "Rocked and Loaded." The build of his second amendment muscle car featured him as a country-rock artist, and the popularity of his music continued to grow.

The Song "*Cold Dead Hand*" landed Andy on Counting Cars



2ND Amendment
muscle car
Second Amendment
2ND Amendment

THE AMERICAN REBEL BURNING PATRIOTIC FUEL

THE AMERICAN REBEL BRAND

SAFE DIVISIONS

SUPERIOR
CHAMPION
AMERICAN REBEL





CONCEALED CARRY

BACKPACKS
COATS
JACKETS

In 2017, American Rebel launched a line of concealed carry backpacks, coats and jackets, focusing on functionality, style, and values that convey the spirit of the 2nd Amendment. The line features our Proprietary Protection Pocket for quick access to your handgun, plus a concealed compartment for extra magazines and other gun accessories.

CCW COATS AND JACKETS

NASDAQ, symbol:

AREB

In February 2022
We became a publicly traded company.

AMERICAN REBEL
America's Patriotic Brand

AMERICAN REBEL LIGHT BEER

American Rebel Light Beer is a premium domestic light lager, brewed with the freshest ingredients and formulated for a clean, crisp refreshing taste. American Rebel Light Beer fills a void in the premium domestic market for an accessible light beer that consumers can enjoy without compromising their taste or their values. American Rebel Light is "easy to drink and enjoy."



AMERICAN REBEL light
America's Patriotic
GOD FEARING, CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
12 12 FL. OZ. CANS

AMERICAN REBEL light
HAPPY BIRTHDAY
250
AMERICA
AMERICAN REBEL
America's Patriotic Beer
CELEBRATE LIFE
CELEBRATE FREEDOM
12 16 FL. OZ. CANS
America's Patriotic
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA
STAND PROUD - BE LOUD - AMERICAN

AMERICAN REBEL LIGHT PRODUCT LINEUP









U.S. BEER MARKET

$110+

billion in sales for 2022

Share of beer sales in U.S. retail stores



Note: Data are for the four-weeks ended on date shown
Source: Nielsen/Bump Williams Consulting

- Miller Lite
- Coors Light
- Bud Light
- Modelo Especial

Leverage the strong following of the American Rebel brand for the American Rebel Beer.

We believe the opportunity exists to capture market share of the void left in the market by a major brand for domestic U.S. beers.

Source: https://www.brewersassociation.org/statistics-and-data/national-beer-stats



BevSource + AMERICAN REBEL America's Patriotic Brand

The leading provider of beverage solutions & the only fully integrated company in the U.S.

- Leverages industry experience to guide customers from concept to product, minimizing the risk of missteps that can cost time and money
- Expertise spans 20+ beverage categories across the alcoholic, non-alcoholic, and THC space
- Large supply chain network with qualified global partners, resulting in strong execution and scalability as our product demand grows

Track record as one of the best partners for beverage production strategy[1]

- BevSource reviews hundreds of opportunities to partner in the beverage space; For every 100 opportunities, 10 are deemed viable, 2 make it to multiple production runs and 1 succeeds and scales -- AREB is that 1 in the light beer space.
- BevSource selected American Rebel in recognition of AREB's brand success, management's history and market positioning, and capital requited to execute a successful beer.
- BevSource anticipates partnering with AREB on additional beverage offerings.

[1] https://www.bevsource.com/clients

CELSIUS LIVE FIT[1] BLUE NORTHER HARD SELTZER[1] KILL CLIFF[1]


STAND TALL - STAND PROUD - BE LOUD
AMERICAN
REBEL
EST
1776
light
HAPPY BIRTHDAY
250
AMERICA
AMERICAN REBEL
America's Patriotic
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA

CITY BREWING – PREMIER CO-PACKER



Largest co-packer in North America

- Four state-of-the-art beverage production and packaging facilities in LaCrosse, WI; Latrobe, PA; Memphis, TN and Irwindale, CA
- Aggregate production capacity of over 130 million cases annually
- Largest customer of Ball Corporation (NYSE: BALL)

Agreement with American Rebel

- Ability to scale significantly based on demand at one or more of their 4 strategic locations
- BevSource recommended City Brewing as they have a proven track record with City Brewing to execute American Rebel's launch strategy with tremendous success
- With the estimated near-term potential of 2.0M+ cases per year for American Rebel Beer, City Brewing is the perfect partner for American Rebel Beer and other alcohol products in the future



*From my 20 plus years of experience, **AREB has all the attributes to be one of BevSource's highly successful and sustainable brands.** I see the brand power of AREB in the American Spirit space and the vision, passion, and success of the AREB management team that has us at BevSource convinced we found the right partner!*

– Dan Macri, EVP Business Development at BevSource



AMERICAN
REBEL
light
EST 1776
America's Patriotic
GOD FEARING, CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA
12 12 FL. OZ. CANS

America's Patriotic Beer
AMERICAN
REBEL
light
HAPPY BIRTHDAY
250
AMERICA
AMERICAN REBEL
America's Patriotic Beer
CELEBRATE LIFE
CELEBRATE FREEDOM
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA
12 16 FL. OZ. CANS

ENTER TO WIN
ENTER TO WIN 1 OF 5 SAFES TO BE GIVEN AWAY IN KS
DRAWING TO BE HELD 5/3/25
CELEBRATE LIFE
CELEBRATE FREEDOM
AMERICAN
REBEL
light
100 years
balls food stores
centennial celebration
ENTER TO WIN
2/$22
2/$14

Premium Retail Accounts Across Tennessee

Strong Customer Demand and Engagement In "Scan to Win" Promotion as Consumers Continue to Choose American Rebel Premium Light Lager



EXPANSION IN PROGRESS

AMERICAN REBEL BEER

PENDING STATES

SECURED STATES

Our sponsorship of Tony Stewart racing and NHRA has already opened doors as we are currently speaking to multiple convenience chains about American Rebel Beer. Our Nashville HQ offers us the chance to host both wholesale and retail partners to showcase what this brand is about and how it resonates with the community.



AMERICAN
REBEL
light

NATIONWIDE BRAND AWARENESS

AMERICAN
REBEL
light
DODGE
DAYCO

Our sponsorship of Tony Stewart racing and NHRA has already opened doors as we are currently speaking to multiple convenience chains about American Rebel Beer. Our Nashville HQ offers us the chance to host both wholesale and retail partners to showcase what this brand is about and how it resonates with the community.

Matt Hogan

TONY STEWART Racing





















A FEW AMERICAN REBEL'S PRESS RELEASES

AMERICAN REBEL light
EST 1776
NORTH FLORIDA SALES
COMMITTED TO EXCELLENCE

AMERICAN REBEL light
EST 1776
SEAL OF THE STATE OF INDIANA
1816
ZINK DISTRIBUTING COMPANY

AMERICAN REBEL light
EST 1776
Winn Dixie

KID ROCK'S
BIG
HONKY TONK

AMERICAN REBEL light
EST 1776
NAPA
MIDWEST
Nationals
NHRA

AMERICAN REBEL light
EST 1776
THE GREAT SEAL OF THE STATE OF MISSISSIPPI
IN GOD WE TRUST
SINCE 1903
CLARK
BEVERAGE GROUP INC.

AMERICAN REBEL light
EST. 1775
250
FORT CAMPBELL, KENTUCKY

Total Wine
SPIRITS, BEER & MORE
Triple-Digit Reorders
AMERICAN REBEL light
EST 1776

FOX NEWS channel
FOX BUSINESS
CNBC
AMERICAN REBEL light
EST 1776

AMERICAN REBEL light
EST 1776
ERIC CHURCH
MIRANDA LAMBERT
COLE SWINDELL
COUNTRY
STAMPEDE
PARTY IN THE HEARTLAND

IRON THUNDER SALOON & GRILL
Coca-Cola 600
CHARLOTTE, USA
SPEEDWAY HARLEY-DAVIDSON
THIS SATURDAY MAY 24TH SHOW STARTS AT 2:30PM
THIS SUNDAY MAY 25TH SHOW STARTS AT 2PM
AT SPEED STREET STAGE
ANDY ROSS LIVE
ANDY ROSS LIVE

AMERICAN REBEL light
EST 1776
NOW AVAILABLE AT
Tootsies
ORCHID
LOUNGE

10:15
shop.americanrebelbeer.com
A question? Visit our contact page
AMERICA'S PATRIOTIC BEER
BUY BEER
10:16
shop.americanrebelbeer.com
48-PACK
American Rebel Light - 48 PACK (12oz Cans)
$58.99
48 Individual cans of American Rebel Light (4-12Packs)
Add to cart
Buy with Pay

SHIPPING TO 40 STATES

American Rebel Beer has accomplished this milestone by contracting with Bevstack, a leading platform aiding adult beverage brands in expanding the brand's e-commerce presence. A customer's order to one of the 40 compliant states is routed directly from americanrebelbeer.com to a network of over 1,300 retailers across the 40 participating states, enabling in-state shipping and timely delivery.







A question? Visit our contact page
Buy Beer
Contact
FAQ
AMERICA'S PATRIOTIC BEER
BUY BEER
24-PACK
American Rebel Beer Shop
American Rebel Light - 24 Cans (16 oz)
$46.99
24 Individual cans of American Rebel Light (4-6Packs)
Add to cart
Buy it now
No shipping available to: AL, AK, AR, HI, MI, MS, NE, ND, SC, SD, TN, UT, VA
Share:
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KC
Nasdaq
AMERICAN REBEL
las vegas
morning
BLEND
FOX & friends
AMERICAN REBEL beer EST 1776

FEATURED TALKING HEAD ON

TV, RADIO, AND MEDIA

iHeart RADIO · SiriusXM PATRIOT · #MI22ION VETERANS ★ FAMILY ★ COMMUNITY · Entrepreneur MAGAZINE · Bloomberg · NEWSMAX

Planned appearances on regional and national media programs including Fox & Friends, Fox Business, NewsMax, New To The Street, Rush to Reason, Stacy On The Right, SiriusXM The Patriot. Also print media including American Shooting Journal, Men Magazine, Inside Archery and Entrepreneur Magazine is common practice. Andy preaches his pursuit of the American Dream and the American Rebel lifestyle as a contributor to a large number of media outlets along with discussing the hot news topics of the day.





MAXIMIZE THE AMERICAN REBEL

ANDY ROSS STORY









AMERICAN
REBEL
EST beer 1776

THE AMERICAN REBEL
Andy Ross
BURNING PATRIOTIC FUEL
CELEBRATE LIFE
CELEBRATE FREEDOM
@AMERICANREBELBEER
AMERICANREBELBEER.COM
@ANDYROSSREBEL
ANDYROSS.COM

AMERICAN REBEL light
EST. 1776
LAUNCH PARTY
KID ROCK'S BIG HONKY TONK
Rock & Roll STEAKHOUSE
ANDY ROSS & JOHN STONE
TUESDAY DEC. 17TH SHOWTIME 6PM

Coca-Cola 600
CHARLOTTE, USA
THIS SUNDAY MAY 25TH SHOW STARTS AT 2PM
ANDY ROSS LIVE

JUNE TOUR DATES
SATURDAY
JUNE 7TH BRISTOL, TN
SUPERGRIP
SATURDAY
JUNE 14TH FORT CAMPBELL, KY
250
SATURDAY
JUNE 21ST
AMERICAN REBEL light
Virginia
NATIONALS
THE AMERICAN REBEL
BURNING PATRIOTIC FUEL

ON TOUR: PLAYING FESTIVALS AND EVENTS



STAND TALL - STAND PROUD - BE LOUD
AMERICAN
REBEL
light
HAPPY BIRTHDAY
250
AMERICA
America's Patriotic
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA

AMERICAN REBEL®

EST beer 1776

STAND PROUD - BE LOUD
AMERICAN
REBEL
light
HAPPY BIRTHDAY
250
AMERICA
America's Patriotic
GOD FEARING
CONSTITUTION LOVING
NATIONAL ANTHEM SINGING
STAND YOUR GROUND BEER
BORN IN THE USA

AMERICANREBELBEER.COM

This presentation/marketing piece contains descriptions of past experiences and activities, of the Company and its Management. Not all of these will recur, and past performance is not indicative of future results. Not all past experiences and activities may be described, so the recipient should not rely on or believe that the entire history has been presented. This presentation is not to be read separately from the information available on the Company's landing page. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

This presentation/marketing piece contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of [American Rebel Licensing NIL I, Inc] (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this marketing piece speak only as of the date of the Company's presentation of such and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

EXHIBIT E

Subscription Agreement

SUBSCRIPTION AGREEMENT
American Rebel Licensing NIL I, Inc.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR

SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

American Rebel Licensing NIL I, Inc.
218 3rd Avenue North, #400
Nashville, Tennessee 37201

Ladies and Gentlemen:

1. Subscription.

    (a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B Non-Voting Common Stock (the "Securities"), of American Rebel Licensing NIL I, Inc., a Nevada corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Articles of Incorporation dated February 18, 2026, included as an exhibit to the Offering Statement.

    (b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    (i)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

    (ii)   Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

    (iii)   Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

    (c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of the Securities to be sold by the Company shall not exceed $5,000,000.00 (including Investor Transaction Fees). The Company may accept subscriptions until March 31, 2027 (the "Termination Date"). Providing that subscriptions for $10,500.00 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

Investors will be required to pay an Investor Transaction Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f)   The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c)   Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company. The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be

deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that either:

(i)   If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii)   If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii)   If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f)   <u>Subscriber information.</u> Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction; Waiver of Jury Trial</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT

AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

> American Rebel Licensing NIL I, Inc.
> 218 3rd Avenue North, #400
> Nashville, TN 37201

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a)	All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)	This Subscription Agreement is not transferable or assignable by Subscriber.

(c)	The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d)	None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)	In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)	The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m)   By signing this document, you agree to be bound by the Bylaws of the Company. Your signature on this document binds you to all terms and conditions of the Company's Bylaws, and any amendment to the Company's Bylaws that may occur in the future

[*SIGNATURE PAGE FOLLOWS*]

American Rebel Licensing NIL I, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Non-Voting Common Stock of American Rebel Licensing NIL I, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Class B Non-Voting Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant ☐ Tenants in Common
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	☐ Community Property If interests are to be jointly held:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Name of the Joint Subscriber: Social Security Number of the Joint Subscriber:
Taxpayer Identification Number	Check this box if the securities will be held in a custodial account: ☐
(Telephone Number)	Type of account:
(Offline Investor) (E-Mail Address)	EIN of account: Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

American Rebel Licensing NIL I, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

   (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in American Rebel Licensing NIL I, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in American Rebel Licensing NIL I, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

TO: American Rebel Licensing NIL I, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

         (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

         (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

         (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

         (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                             By:

                                                             (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Non-Voting Common Stock	Issuer: American Rebel Licensing NIL I, Inc. (the "Issuer")
Purchased from: The Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	

Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	

Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

For more information about this investment / the Issuer:

Company Name: **American Rebel Licensing NIL I, Inc.**
Address: , , ,
Contact:
Email:
Telephone:

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

<u>**INTERNATIONAL INVESTOR CERTIFICATE**</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **American Rebel Licensing NIL I, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                             By:

                                                             (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)

EXHIBIT F

Video Script



🍺 American Rebel // Campaign Script v2

Words: ~365
Time:

Audio	Video	On Screen Graphics / Text	Timecode

ANDY: . In this country, people notice what beer you bring to the party. ALT: Not because it's beer. But because of what it says about you. But when we look in today's beer aisle… Nothing on those shelves feels like us.	Andy to camera. Backyard cookout, cooler opening, tailgate, lake day, neighbors talking, someone handing over a can. Show liquor aisle…		
ANDY: That's why we built American Rebel Light— an all-natural, U.S.-sourced light beer. Made by people who actually live what they stand for.	Andy on camera *Beauty shot of beer* *People enjoying a glass/can.*	*L3: Andy Ross —* *Founder & Chairman*	
ANDY: We're God-fearing patriots and we've got our values printed right on the can. Because we're proud of who we are.	Andy on camera, showing off the label on an ice-cold can, condensation dripping off it.		

ANDY : But this didn't start with a product. It started with people. Real people who were tired of being overlooked by the brands they used to buy from. I built that community through my bow company, my hunting show, and my music—years on the road, face-to-face.	Show the people who drink beer at events Archival photos and clips: bowhunting, *Maximum Archery World Tour*, live performances, event crowds, Andy on the road.		
ANDY: Once we saw how strong that connection was… the next step was obvious. [beat] American's Patriotic Beer.	Back to Andy on camera. For the punchline, hard cut to a glamor slow-mo shot of the can hitting an ice bucket. BOOM: BEER.		
COREY: And now, we're building to become a national brand in one of the biggest consumer categories in the country.	Corey to camera in office / warehouse / meeting room. Potentially show market chart	*L3: Corey Lambrecht — COO* *Text:* *$110B U.S. beer market*	

COREY: We're already in 18 states, working with more than 30 distributors—including networks tied to Coors, Miller, and Anheuser-Busch. Major retail is already on board. 416 Southeastern Grocer locations. And a 94% reorder rate at Total Wine. That's how we're tracking toward $8.4 million in wholesale sales this year.	U.S. map animation. Retail shelf footage. On-premise accounts. Real beer in stores. Storefronts / logos of retail partners. Potential chart/graph showing projections	*18 States • 30+ Distributors* *416 Southeastern Grocers • 94%* *Reorder Rate at Total Wine*	
ANDY: We're proud to be represented as the official beer of the NHRA drag racing series We sponsor Tony Stewart Racing, including Leah Pruett and 4-time world champion Matt Hagen who drives the Rebel Light car in the victory circle. And you'll find us in Nashville at places like Kid Rock's, Tootsie's, Honky Tonk Central and all up and down Broadway.	NHRA drag race footage – they already have plenty of this b-roll in the assets folder. Broadway b-roll! The lights, Kid Rock's interior, etc.		

COREY: We want the people who drink this beer to be the ones who own it. Hold it in your hand, crack it open, and know— you've got a stake in what you're drinking. We believe American Rebel is thenext great American lifestyle brand. Beer is just the beginning.	Investor/customer overlap visuals. Friends at cookout. Cracking cans. Someone pointing at the label.		
ANDY: So if you want to back something you actually believe in— not just another brand on a shelf— One that reflects how you live, what you value, and what you're proud to stand for— Now's your chance. Let's build American Rebel together. America's patriotic, god fearing, constitution loving, national anthem singing, stand your ground beer.	Andy to camera. More confident now. Brand montage building. Final montage: cookout, race, lake, concert, retail shelf, Andy with fans. End on logo and can.		